UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]    Merger

[   ]    Liquidation

[   ]    Abandonment of Registration

[   ]    Election of status as a Business Development Company

On November 29, 2019, after close of business, Variable Annuity Account One of First SunAmerica Life Ins Co was merged into FS Variable Separate Account.

2.	Name of fund: Variable Annuity Account One of First SunAmerica Life Ins Co

3.	Securities and Exchange Commission File No.: 811-06313

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[   ]      Initial Application         [X]        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

The United States Life Insurance Company in the City of New York

175 Water Street, New York, New York 10038

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lucia Williams

The United States Life Insurance Company in the City of New York

21650 Oxnard Street, Suite 750

Woodland Hills, California 91367

lucia.williams@aig.com

310-772-6307

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The United States Life Insurance Company in the City of New York

175 Water Street, New York, New York 10038

or at the Company’s Annuity Service Center

P.O. Box 15570, Amarillo, Texas 79105-5570.

(800) 871-2000

8.	Classification of fund (check only one):

[   ]    Management company;

[X]    Unit investment trust; or

[   ]    Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): Not applicable.

[ ]        Open-end         [ ]        Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): New York

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Not applicable. The separate account is organized as a unit investment trust and there is no investment adviser for the separate account.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

AIG Capital Services, Inc. - 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367

AIG Capital Services, Inc. - Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4922

SunAmerica Capital Services, Inc. - Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4922

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

The United States Life Insurance Company in the City of New York

175 Water Street, New York, New York 10038

(b) Trustee’s name(s) and address(es):

Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]         Yes                 [X ]      No

If Yes, for each UIT state:

Name(s):

File No: 811-____________

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]        Yes                 [X]      No

If Yes, state the date on which the board vote took place:

If No, explain: The separate account is organized as a unit investment trust and does not have a board of directors or trustees. However, the board of directors of the separate account’s depositor, The United States Life Insurance Company in the City of New York, approved the merger by resolution on September 25, 2019.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]        Yes       [X]      No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The separate account is organized as a unit investment trust. Accordingly, no shareholder approval is necessary.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ]        Yes       [X]      No

(a)	If yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

[ ]        Yes       [ ]         No

(c)	Were the distributions made pro rata based on share ownership?

[ ]        Yes       [ ]        No

(d)	If no to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]  Yes    [ ]      No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only

Has the fund issued senior securities?

[ ]        Yes       [ ]        No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ]        Yes       [X]      No

All the separate account’s assets were merged with and into the surviving separate account,

FS Variable Separate Account.

If No,

(a) How many shareholders does the fund have as of the date this form is filed? None.

(b) Describe the relationship of each remaining shareholder to the fund: Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]        Yes       [X]      No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]          Yes       [X]      No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]      Yes         [ ]         No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]          Yes       [X]      No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Less than $5,000

(ii)	Accounting expenses: Less than $5,000

(iii)	Other expenses (list and identify separately): Not applicable.

(iv)	Total expenses (sum of lines (i)-(iii) above): Less than $10,000

All expenses relating to the merger were borne by the separate account’s depositor, The United States Life Insurance Company in the City of New York.     The separate account did not bear any expenses.

(b)	How were those expenses allocated? Not applicable.

(c)	Who paid these expenses? The United States Life Insurance Company in the City of New York

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]        Yes       [X]      No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]        Yes       [X]      No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]        Yes       [X]      No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: FS Variable Separate Account

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-08810

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Due to the nature of the transaction, there is no merger agreement. Attached as Exhibit A is the Board Resolution of the Depositor authorizing the merger.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Variable Annuity Account One of First SunAmerica Life Ins Co, (ii) he is the Senior Vice President and Life Controller of The United States Life Insurance Company in the City of New York, the depositor of the Variable Annuity Account One of First SunAmerica Life Ins Co and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/	CRAIG A. ANDERSON
Craig A. Anderson
Senior Vice President and Life Controller
The United States Life Insurance Company
In the City of New York

EXHIBIT INDEX

Exhibit A	Resolutions Regarding Approval of Mergers of Separate Accounts